

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 10, 2010

Thomas Rickards
Chief Executive Officer
Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, FL 32084

     Re: Energy Telecom, Inc.
          Form S-1/A
          Filed August 24, 2010
          File No. 333-167380

Dear Mr. Rickards:

    We have reviewed your amended registration statement and your response letter dated September 2, 2010 and have the following comment.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11
Current Operating Trends and Financial Highlights, page 12
Revenue, page 13

1. Please disclose your unconditional purchase obligations with respect to 1,000 sets of eyewear which you are required to pay even if you are unable to sell them. Refer to ASC Topic 440-10-50-4.

*   *   *   *

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt,

Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Marc J. Ross, Esq.
     James M. Turner, Esq.
     Sichenzia Ross Friedman Ference LLP
     Via facsimile: (212) 930-9725